QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-145875

PROSPECTUS SUPPLEMENT

Interests in
SBERA 401(k) Plan as adopted by
DANVERSBANK
and
Offering of up to 685,749 Shares of

Danvers Bancorp, Inc.
Common Stock ($0.01 Par Value)

        This prospectus supplement relates to the offer and sale to participants in the SBERA 401(k) Plan as adopted by Danversbank, or the 401(k) Plan, of participation interests and shares of common stock of Danvers Bancorp, Inc.

        401(k) Plan participants may use up to 50% of their current account balances to subscribe for and purchase shares of Danvers Bancorp, Inc. common stock.

        The prospectus dated November 13, 2007, of Danvers Bancorp, Inc., which accompanies this prospectus supplement, includes detailed information regarding the mutual to stock conversion of Danvers Bancorp, Inc., a Massachusetts-chartered mutual holding company, or the MHC, which owns all of the stock of Danversbank, the offering of Danvers Bancorp, Inc. common stock and the financial condition, results of operations and business of Danversbank. This prospectus supplement provides information regarding the 401(k) Plan. You should read this prospectus supplement together with the accompanying prospectus and keep both for future reference.

        Please refer to "Risk Factors" beginning on page 16 of the accompanying prospectus.

        The securities offered in this prospectus supplement are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation, any government agency or the Depositors Insurance Fund.

        None of the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Massachusetts Commissioner of Banks, nor any other state or federal agency or any state securities regulator, has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

        This prospectus supplement may be used only in connection with offers and sales by Danvers Bancorp, Inc. of interests in, or shares of, common stock pursuant to the 401(k) Plan. No one may use this prospectus supplement to reoffer or resell interests in, or shares of, common stock acquired through the 401(k) Plan.

        Neither Danvers Bancorp, Inc. nor Danversbank has authorized any person to give any information or to make any representations other than those contained in the prospectus or this prospectus supplement, and, if given or made, no one may rely on such information or representations as having been authorized by Danvers Bancorp, Inc., Danversbank or the 401(k) Plan.

        This prospectus supplement does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus supplement and the prospectus nor any sale of common stock shall under any circumstances imply that there has been no change in the affairs of Danvers Bancorp, Inc. or any of its subsidiaries incorporated by the accompanying prospectus or the 401(k) Plan since the date of this prospectus supplement, or imply the information contained in this prospectus supplement is correct as of any time after the date of this prospectus supplement.

The date of this prospectus supplement is November 13, 2007.

TABLE OF CONTENTS

THE OFFERING	S-1
Securities Offered	S-1
Election to Purchase the Common Stock in the Offering; Priorities	S-1
Value of Participation Interests	S-2
Method of Directing Transfer	S-2
Deadline for Directing Transfer in Connection with the Offering	S-2
Irrevocability of Transfer Direction in Connection with the Offering	S-3
Direction to Purchase the Common Stock After the Close of the Offering	S-3
Common Stock in the Offering will be Purchased at $10.00 Per Share	S-3
Nature of a Participant's Interest in the Danvers Bancorp, Inc. Stock Fund	S-3
Voting Rights of the Common Stock	S-3
DESCRIPTION OF THE 401(k) PLAN	S-4
Introduction	S-4
Eligibility and Participation	S-4
Contributions Under the Plan	S-4
Limitations on Contributions	S-5
Investment of Contributions	S-5
Performance History	S-7
Benefits Under the Plan	S-9
Withdrawals and Distributions From the 401(k) Plan	S-9
Administration of the Plan	S-10
Reports to Plan Participants	S-10
Plan Administrator	S-10
Amendment and Termination	S-10
Merger, Consolidation or Transfer	S-10
Federal Income Tax Consequences	S-10
Additional Employee Retirement Income Security Act ("ERISA") Considerations	S-12
Restrictions on Resale	S-12
SEC Reporting and Short-Swing Profit Liability	S-13
LEGAL OPINION	S-13

S-i

THE OFFERING

Securities Offered

        The securities offered in connection with this prospectus supplement are participation interests in the Danversbank 401(k) Plan, or the 401(k) Plan. Danvers Bancorp, Inc., the proposed holding company for Danversbank upon the mutual to stock conversion of the MHC, is the issuer of the common stock. See "The Conversion and the Offering—Offering of Common Stock" in the prospectus accompanying this prospectus supplement for a discussion of the purchase priorities in the offering. The interests offered under this prospectus supplement are conditioned on the consummation of the mutual to stock conversion of the MHC and related Danvers Bancorp, Inc. stock offering.

        This prospectus supplement contains information regarding the 401(k) Plan. The accompanying prospectus contains information regarding the mutual to stock conversion of the MHC, the offering of Danvers Bancorp, Inc. common stock and the financial condition, results of operations and business of Danversbank. The address of the principal executive office of Danversbank is One Conant Street, Danvers, Massachusetts 01923. The telephone number of Danversbank is (978) 777-2200.

Election to Purchase the Common Stock in the Offering; Priorities

        In connection with the offering, the 401(k) Plan now provides an additional investment option that allows you to transfer up to 50% of the funds which represent your beneficial interest in the assets of the 401(k) Plan to the Danvers Bancorp, Inc. Stock Fund. You may elect to invest in the Danvers Bancorp, Inc. Stock Fund and subscribe for the common stock offered for sale in the offering, subject to the purchase priorities discussed below. In the event the offering is oversubscribed and some or all of your funds cannot be used to purchase common stock in the offering, the amount not invested in common stock will be returned to the Money Market Fund in the 401(k) Plan. After the closing of the offering, you can transfer your funds that were deposited into the Money Market Fund into any other investment vehicle offered through the 401(k) Plan, including the Danvers Bancorp, Inc. Stock Fund, subject to the terms of the 401(k) Plan.

        All plan participants are eligible to direct a transfer of funds to the Danvers Bancorp, Inc. Stock Fund. However, these directions are subject to subscription rights and purchase priorities. Your order for shares in the offering will be filled based on your purchase priority in the offering. Danvers Bancorp, Inc. has granted rights to subscribe for shares of Danvers Bancorp, Inc. common stock to the following persons in the subscription offering, in descending order: (i) depositors who had accounts at Danversbank with aggregate balances of at least $50 as of the close of business on February 28, 2006, (ii) depositors who had accounts at Danversbank with aggregate balances of at least $50 as of the close of business on March 31, 2007, (iii) the Danvers Bancorp. Inc. employee stock ownership plan and (iv) employees, officers, directors, trustees and corporators of the MHC and Danversbank who do not qualify under priorities (i) and (ii) above. No individual may purchase more than 20,000 shares of common stock in the offering through one or more individual and/or joint deposit accounts, including Danvers Bancorp, Inc. Stock Fund accounts, and no individual acting through a single account may purchase more than 20,000 shares of common stock.

        Remaining shares of common stock, if any, may be offered to the general public in a direct community offering. See "The Conversion and the Offering—Offering of Common Stock—Community Offering" in the accompanying prospectus for a discussion of the community offering. If any shares of our common stock remain unsold in the subscription offering, we will offer such shares for sale in a community offering. Natural persons residing in the Massachusetts Cities of Andover, Beverly, Boston, Boxford, Burlington, Chelsea, Danvers, Hamilton, Ipswich, Lynnfield, Malden, Middleton, Newbury, Newburyport, North Andover, North Reading, Peabody, Reading, Revere, Rowley, Salem, Saugus, Topsfield, Wakefield, Wenham, Wilmington and Woburn will have a purchase preference in any community offering. Shares also may be offered to the general public. The community offering, if any, may commence concurrently with, during or promptly after, the subscription offering. We also may offer shares of common stock not purchased in the subscription offering or the community offering through a syndicate of brokers in what is referred to as a syndicated community offering. The syndicated community offering, if necessary, would be managed by Sandler O'Neill & Partners, L.P. and would commence as soon as practicable after the termination of the subscription offering and would be open to the general public beyond the local community. We have the right to accept or reject, in our sole discretion, any orders received in the community offering and the syndicated community offering.

        To ensure a proper allocation of stock, each eligible account holder must list on his or her stock purchase order form all deposit accounts in which he or she had an ownership interest at February 28, 2006 or March 31, 2007, as applicable. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber's stock allocation. We will strive to identify your ownership in all accounts, but cannot guarantee that we will identify all accounts in which you have an ownership interest. Our interpretation of the terms and conditions of the Plan of Reorganization and of the acceptability of the stock purchase order forms will be final.

        No investor in the offering may purchase fewer than 25 shares of common stock or more than 20,000 shares of common stock.

Value of Participation Interests

        As of June 30, 2007, the market value of the assets of the 401(k) Plan totaled approximately $13.7 million, and up to 50% of this amount may be used to purchase common stock in the offering. The plan administrator informed each participant of the value of his or her beneficial interest in the 401(k) Plan as of June 30, 2007. The value of plan assets represents the past contributions to the 401(k) Plan by or on behalf of the participants of the 401(k) Plan, plus or minus earnings or losses on the contributions, less previous withdrawals.

Method of Directing Transfer

        If you want to use your 401(k) Plan funds to purchase common stock in the offering, you must complete the Stock Purchase Form included with this prospectus supplement and submit the form to Paula Mason, Vice President, in the Danversbank Human Resources Department. The 401(k) Plan trustee will submit an order form on your behalf to purchase the maximum number of shares in the offering that you have elected to purchase. To transfer the funds into the Danvers Bancorp, Inc. Stock Fund, the 401(k) Plan trustee will withdraw amounts from the other investment funds in which your accounts are invested on a pro-rata basis. Even if you do not wish to purchase shares in the offering with your 401(k) Plan funds, you need to complete the Stock Purchase Form included with this prospectus supplement.

Deadline for Directing Transfer in Connection with the Offering

        The deadline for submitting your instructions to Paula Mason in the Human Resources Department to transfer your funds to the Danvers Bancorp, Inc. Stock Fund in connection with the offering is 4:00 p.m., Massachusetts time, on December 6, 2007, the date that is 7 days prior to the subscription deadline for the offering. Please return your completed yellow Stock Purchase Form to Paula Mason in the Human Resources Department by 4:00 p.m., on December 6, 2007.

        The 401(k) Plan deadline is earlier than the December 13, 2007 deadline for submitting stock order forms to purchase shares in the offering with funds outside of the 401(k) Plan.

Irrevocability of Transfer Direction in Connection with the Offering

        Your direction to transfer amounts credited to your account in the 401(k) Plan to the Danvers Bancorp, Inc. Stock Fund in connection with the offering cannot be changed. Pending completion of the offering, the funds you elect to transfer to the Danvers Bancorp, Inc. Stock Fund will be held in an interest-bearing account until the offering is completed.

Direction to Purchase the Common Stock After the Close of the Offering

        After the close of the offering, you may direct on a daily basis the 401(k) Plan trustee to transfer a certain percentage (in multiples of not less than 1%) of the net value of your interests in the other investment funds in the 401(k) Plan to the Danvers Bancorp, Inc. Stock Fund, subject to the provisions in the 401(k) Plan that limit each participant's investment in the Danvers Bancorp, Inc. Stock Fund to no more than 50% of your account balance. Alternatively, you may direct the 401(k) Plan trustee to transfer a certain percentage of your interest in the Danvers Bancorp, Inc. Stock Fund to any of the other investment funds in the 401(k) Plan in accordance with the terms of the 401(k) Plan. Following your initial election, you may change the allocation of your interest in the Danvers Bancorp, Inc. Stock Fund by submitting an appropriate form to the Human Resources Department of Danversbank. Special restrictions may apply to transfers directed by those participants who are officers, directors and principal shareholders of Danvers Bancorp, Inc. or Danversbank, who are subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Common Stock in the Offering will be Purchased at $10.00 Per Share

        You will pay the same price for shares of common stock as all other persons who purchase shares of the common stock in the offering. Post-conversion purchases of common stock in the Danvers Bancorp, Inc. Stock Fund will be made at prevailing market prices. These prices may be higher or lower than the current offering price of $10.00 per share of common stock.

Nature of a Participant's Interest in the Danvers Bancorp, Inc. Stock Fund

        With the other investment funds in the 401(k) Plan, the funds purchase their underlying investment every pay period. Each investment fund's unit value is updated every day based on the total value of its underlying investments and the number of units held in the fund. Distributions, withdrawals, loans and investment transfers occur without having to wait until the end of the calendar month. Loan and transfer requests are made through the SBERA Voice Response System or via the Plan trustee's website on the Internet (www.SBERA.com). However, the Danvers Bancorp, Inc. Stock Fund differs from the other investment options in the 401(k) Plan. All distributions and investment transfers you make involving the Danvers Bancorp, Inc. Stock Fund will be processed using the appropriate administrative form, which must be submitted to the Human Resources Department. Actual distributions and investment transfers will be made as soon as practicable after the forms have been approved by the Human Resources Department. Transfers into or out of the Danvers Bancorp, Inc. Stock Fund cannot be initiated in the Voice Response System or via the Internet on www.SBERA.com.

Voting Rights of the Common Stock

        The Plan provides that, after the offering, you may direct the 401(k) Plan trustee how to vote the shares of Danvers Bancorp, Inc. common stock held by the Danvers Bancorp, Inc. Stock Fund representing the interest in the shares that is credited to your account. If the trustee does not receive your voting instructions, the plan administrator will exercise these rights as it determines in its discretion and will direct the trustee accordingly. All voting instructions will be kept confidential.

DESCRIPTION OF THE 401(k) PLAN

Introduction

        Since July 1, 1993, Danversbank has maintained the 401(k) Plan. Danversbank intends for the 401(k) Plan to comply, in form and in operation, with all applicable provisions of the Internal Revenue Code and the Employee Retirement Income Security Act, most commonly referred to as ERISA. Danversbank may amend the 401(k) Plan from time to time to ensure continued compliance with these laws. Danversbank may also amend the 401(k) Plan from time to time to add, modify, or eliminate certain features of the plan, as it sees fit. As a plan subject to ERISA, federal law provides you with various rights and protections as a plan participant. Although the 401(k) Plan is subject to many of the provisions of ERISA, your benefits under the plan are not guaranteed by the Pension Benefit Guaranty Corporation.

        Applicable federal tax law requires the 401(k) Plan to impose substantial restrictions on your right to withdraw amounts held under the plan. Generally, withdrawals are not permitted before a participant's death, disability, attainment of age 59 1/2, termination of employment, or in the case of certain loans or in connection with a financial hardship. Federal law may also impose an additional 10% tax on withdrawals made from the 401(k) plan prior to your attainment of age 59 1/2, regardless of whether the withdrawal occurs during your employment with Danversbank or after termination of employment.

        Reference to Full Text of Plan.    The following portions of this prospectus supplement summarize certain provisions of the 401(k) Plan. Danversbank qualifies these summaries in their entirety by the full text of the 401(k) Plan. You may obtain copies of the 401(k) Plan document by sending a request to: Paula Mason, Vice President, Human Resources, Danversbank, 1 Conant Street, Danvers, MA 01923. You should carefully read the full text of the 401(k) Plan document to understand your rights and obligations under the plan.

Eligibility and Participation

        Any employee of Danversbank age 21 or older may make deferrals into the 401(k) Plan. Participants are also eligible to receive employer matching contributions and discretionary contributions upon the completion of a "year of service." For purposes of the 401(k) Plan, you generally complete a "year of service" when you complete 1,000 hours of service with Danversbank within a twelve-consecutive-month period measured from your date of hire, and any anniversary of your date of hire.

        As of June 30, there are 261 participants in the 401(k) Plan.

Contributions Under the Plan

        401(k) Plan Participant Contributions.    The 401(k) Plan permits each participant to make pre-tax salary deferrals in an amount from 1% of compensation up to a maximum of 75% of compensation. All newly hired employees age 21 or over are automatically enrolled in the 401(k) Plan unless they elect otherwise, and 2% of compensation will be withheld from their pay automatically. Employees who do not wish to make deferrals under the 401(k) Plan must notify the plan administrator. Participants in the 401(k) Plan may modify the amount contributed to the 401(k) Plan, effective on the first day of the next payroll period, by filing a new deferral agreement with the plan administrator at least three days prior to the effective date of the modification.

        Danversbank Contributions.    At the time of initial hire, the plan administrator will provide each new employee with a notice that explains the automatic enrollment provisions. This notice will also explain how an employee may elect not to have automatic deferrals made to the 401(k) Plan or how to alter the amount of the salary deferrals. Danversbank makes a matching contribution to the 401(k) Plan on behalf of each participant age 21 or older who has completed a year of service. The matching contribution is equal to 100% of each participant's deferrals, up to 4% of the participant's compensation. Danversbank may also make a discretionary contribution to the 401(k) Plan. The amount of the discretionary contribution is determined by the board and may not be made each year. Discretionary contributions are allocated to plan participants employed on the last day of the plan year in the ratio that each eligible active participant's compensation bears to the total compensation paid to all eligible active participants for the plan year. Only compensation up to $225,000 (as adjusted) is recognized under the 401(k) Plan.

Limitations on Contributions

        Limitation on Employee Salary Deferral.    Although the 401(k) Plan permits you to defer up to 75% of your compensation, by law, your total pre-tax deferrals under the 401(k) Plan for the 2007 Plan Year, together with contributions to similar plans, may not exceed $15,500, provided, however, if you are over age 50, you may contribute an additional $5,000 per year. The IRS will periodically increase these annual limitations. Contributions in excess of the limitations or excess deferrals, will be included in an affected participant's gross income for federal income tax purposes in the year they are made. In addition, any such excess deferral will again be subject to federal income tax when distributed by the 401(k) Plan to the participant, unless the excess deferral together with any income allocable thereto, is distributed to the participant not later than the first April 15th following the close of the taxable year in which the excess deferral is made. Any income on the excess deferral that is distributed not later than such date shall be treated, for federal income tax purposes, as earned and received by the participant in the taxable year in which the distribution is made.

        Limitations on Annual Additions and Benefits.    Under the requirements of the Internal Revenue Code, the 401(k) Plan provides that the total amount of contributions and forfeitures (annual additions) allocated to participants under the 401(k) Plan and other defined contribution plans maintained by Danversbank during any plan year may not exceed the lesser of 100% of the participant's compensation, or $45,000 (as indexed for future years for increases in the cost of living).

        Top-Heavy Plan Requirements.    If for any calendar year the 401(k) Plan is a Top-Heavy Plan, then Danversbank may be required to make certain minimum contributions to the Plan on behalf of non-key employees.

        In general, the 401(k) Plan will be treated as a "Top-Heavy Plan" for any calendar year if, as of the last day of the preceding calendar year, the aggregate balance of the accounts of participants who are Key Employees exceeds 60% of the aggregate balance of the accounts of all participants. Key Employees generally include any employee who, at any time during the calendar year or any of the four preceding years, is:

(1)
an officer of Danversbank having annual compensation in excess of $145,000,

(2)
a person who owns, directly or indirectly, more than 5% of the stock of Danvers Bancorp, Inc., or stock possessing more than 5% of the total combined voting power of all stock of Danvers Bancorp, Inc., or

(3)
a person who owns, directly or indirectly, combined voting power of all stock and more than 1% of the total stock of Danvers Bancorp, Inc. and has annual compensation in excess of $150,000.

The foregoing dollar amounts are for 2007 and may be adjusted periodically by the IRS.

Investment of Contributions

        All amounts credited to participants' accounts under the 401(k) Plan are held in trust. A trustee appointed by the Board of Directors of Danversbank administers the trust.

        Prior to the effective date of the offering, you were provided the opportunity to direct the investment of your account into one or more of the following options:

  •
  Money Market Account

  •
  Bond Account

  •
  Equity Account

  •
  Large Cap Value Account

  •
  Index 500 Account

  •
  International Equity Account

  •
  Small Cap Value Account

  •
  Small Cap Growth Account

  •
  LifePath 2040 Account

  •
  LifePath 2030 Account

  •
  LifePath 2020 Account

  •
  LifePath 2010 Account

  •
  LifePath Retirement Account

  •
  Large Cap Growth Account

  •
  All Asset Account

  •
  The SBERA Account

        Danvers Bancorp, Inc. Stock Fund.    In connection with the offering, the 401(k) Plan now offers the Danvers Bancorp, Inc. Stock Fund as an additional investment alternative. The Danvers Bancorp, Inc. Stock Fund will invest primarily in the common stock of Danvers Bancorp, Inc. This fund will maintain a relatively small position in a money market account to accommodate liquidity. In connection with the offering, participants in the 401(k) Plan may invest up to 50% of their 401(k) Plan account balance in the Danvers Bancorp, Inc. Stock Fund as a one-time special election. Your interest in the Danvers Bancorp, Inc. Stock Fund will be credited to your 401(k) Plan account in units, just like the other funds available under the 401(k) Plan.

        Subject to the 50% limitation on investment in the Danvers Bancorp, Inc. Stock Fund, subsequent to the offering you may elect (in increments of 1%) to have both past and future contributions and additions to your accounts invested in the Danvers Bancorp, Inc. Stock Fund and you may also elect to transfer into the Danvers Bancorp, Inc. Stock Fund a portion of your accounts currently invested in other funds under the 401(k) Plan.

        The Danvers Bancorp, Inc. Stock Fund consists primarily of investments in the common stock of Danvers Bancorp, Inc. After the offering, the trustee of the 401(k) Plan will, to the extent practicable, use all amounts held by it in the Danvers Bancorp, Inc. Stock Fund, including cash dividends paid on the common stock held in the fund, to purchase additional shares of common stock of Danvers Bancorp, Inc.

        As of the date of this prospectus supplement, none of the shares of common stock have been issued or are outstanding and there is no established market for the common stock of Danvers Bancorp, Inc. Accordingly, there is no record of the historical performance of the Danvers Bancorp, Inc. Stock Fund. Performance of the Danvers Bancorp, Inc. Stock Fund depends on a number of factors, including the financial condition and profitability of Danvers Bancorp, Inc. and Danversbank and market conditions for the common stock generally.

        Investments in the Danvers Bancorp, Inc. Stock Fund may involve certain special risks in investments in the common stock of Danvers Bancorp, Inc. For a discussion of these risk factors, see "Risk Factors" in the accompanying prospectus.

Performance History

        The following table provides performance data with respect to the investment accounts available under the Plan through June 30, 2007 (performance results shown are net of investment management fees):

PERFORMANCE AS OF JUNE 30, 2007

Stock Funds	ONE QUARTER	1 YEAR		3 YEAR		5 YEAR		10 YEAR
Money Market Account	1.26%	5.07%		3.60%		2.62%		3.74%
Bond Account	-0.55%	6.16%		3.96%		4.60%		5.95%
Equity Account	5.91%	20.02%		14.56%		12.14%		8.35%
Large Cap Value Account	5.96%	21.37%		13.88%		11.62%		8.05	%(2)
Index 500 Account	6.28%	20.58%		11.66%		10.72%		7.16%
International Equity Account	6.24%	26.26%		21.52%		15.75%		10.24%
Small Cap Value Account	6.12%	17.06%		13.67%		19.23	%(3)	N/A
Small Cap Growth Account	7.72%	15.78%		11.91%		12.56%		8.89%
LifePath 2040 Account	4.07%	18.49%		13.69%		14.80	%(4)	N/A
LifePath 2030 Account	3.39%	16.71%		12.42%		13.30	%(4)	N/A
LifePath 2020 Account	2.64%	14.61%		10.89%		11.63	%(4)	N/A
LifePath 2010 Account	1.71%	11.91%		8.83%		9.32	%(4)	N/A
LifePath Retirement Account	1.35%	10.77%		7.64%		7.73	%(4)	N/A
Large Cap Growth Account	3.28%	12.51%		7.81%		12.28	%(1)	N/A
All Asset Account	0.72%	9.40%		5.69	%(5)	N/A		N/A
The SBERA Account	4.12%	16.08	%(6)	N/A		N/A		N/A

Dates available to SBERA Participants: (1) August 1, 2003, (2) March 1, 2002, (3) August 1, 2002, (4) July 1, 2003, (5) July 15, 2005, (6) June 1, 2006.

        The following is a description of each of the Plan's investment options (excerpted from each option's own description):

        Money Market Account.    The fund provides income consistent with preservation of principal. SBERA's Investment Policy Statement requires the Money Market Account to be invested exclusively in U.S. Treasury or other obligations guaranteed by the U.S. Government or its agencies. All securities in this account must have a maturity of six months or less.

        Bond Account.    The fund aims to match the performance of the Lehman Brothers Aggregate Bond Index, the most widely recognized benchmark for U.S. debt. The index measures the performance of the total universe of U.S. Government and other investment-grade fixed-income debt, such as corporate and international dollar-denominated bonds, mortgage-backed and asset-backed securities.

        Equity Account.    The fund seeks long-term growth of capital and income by investing in common stocks of domestic and foreign companies. The account is managed by seven investment advisors, each with a different investment mandate.

        Large Cap Value Account.    The fund's investment philosophy combines detailed fundamental research, bottom-up stock selection, portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full-market cycles.

        Index 500 Account.    The fund aims to duplicate the investment results of the Standard and Poor's 500 Index by holding all 500 stocks in relatively the same proportions as the S&P 500 Index. This is often referred to as "complete replication."

        International Equity Account.    The fund's objective is to obtain long-term capital growth through a diversified portfolio of marketable equity securities of foreign companies. The performance objective is to outperform the EAFE Index over a market cycle.

        Small Cap Value Account.    The fund is a domestic common stock portfolio comprised of value-oriented stocks whose sector weights are relatively similar to those of the Russell 2000 Index.

        Small Cap Growth Account.    The fund's objective is capital appreciation through investment in the common stock of high-quality emerging companies with superior earnings, growth expectations and attractive stock market valuations.

        LifePath Accounts.    The LifePath series are designed to be complete investment solutions for individuals. Each LifePath strategy is a broadly diversified portfolio, designed for both a particular risk tolerance and the time when the money will be needed. The LifePath series include LifePath 2040, 2030, 2020, 2010 and LifePath Retirement. The number, as in LifePath 2020, represents the approximate year in which you plan to start withdrawing your money. As time goes by, the investment managers gradually adjust the portfolio's mix to compensate for the level of risk that is appropriate for the number of years before account drawdown. LifePath Retirement is for those already in retirement and withdrawing funds.

        Large Cap Growth Account.    The fund's INTECH strategies attempt to provide consistent upside potential combined with downside protection. Fund Managers believe that they can add value using natural stock price volatility through a mathematically based risk controlled process. INTECH's mathematical investment strategies have produced excess returns net of fees since the inception date.

        All Asset Account.    The fund's objective is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a "fund of funds" that allocates its assets among a group of PIMCO funds. The fund rebalances among the funds as real return values shift in the market.

        The SBERA Account.    The fund is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the fund is expected to provide investors with long-term growth of capital and income. The fund provides investors with great diversification and significantly less risk than a more concentrated portfolio.

        An investment in any of the funds listed above is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. As with any mutual fund investment, there is always a risk that you may lose money on your investment in any of the funds listed above.

Benefits Under the Plan

        Vesting.    At all times, you have a fully vested, nonforfeitable interest in your own contributions as well as your share of matching contributions, adjusted for earnings or losses. You will have a fully vested, nonforfeitable interest in your share of discretionary contributions, as adjusted for earnings or losses, after you have completed three years of service with Danversbank. Service with Revere Federal Savings Bank or BankMalden is also recognized for this purpose.

Withdrawals and Distributions From the 401(k) Plan

        Withdrawals Prior to Termination of Employment.    You may receive in-service distributions from the 401(k) Plan under limited circumstances in the form of hardship distributions and loans. You can apply for a loan from the 401(k) Plan through Voice Response System or via the Internet at www.SBERA.com. You cannot have more than two loans outstanding at a time. You can apply for a minimum loan of $1,000 and a maximum loan of the lesser of $50,000 or 50% of your total vested account balance. You may also be eligible for hardship withdrawals from your own contributions. In order to qualify for a hardship withdrawal, you must have an immediate and substantial need to meet certain expenses and have no other reasonably available resources to meet the financial need. If you qualify for a hardship distribution, the trustee will make the distribution pro rata from the investment funds in which you have invested your own contributions. If you make a hardship withdrawal, your right to make elective deferrals is suspended for six months. Hardship withdrawals may not be paid back to the 401(k) Plan.

        Distribution Upon Retirement or Disability.    Participants shall receive benefits as soon as administratively feasible following the close of a valuation period during which the distribution is requested. Distributions are payable to participants in a lump sum or installments, at the participant's election.

        Distribution Upon Death.    If you die prior to your benefits being paid from the 401(k) Plan, your benefits will be paid to your surviving spouse or beneficiary under one or more of the forms available under the 401(k) Plan.

        Distribution Upon Termination for Any Other Reason.    If you terminate employment for any reason other than retirement, disability or death and your vested account balance exceeds $1,000, the trustee will make your distribution on your normal retirement date, unless you request otherwise. If your vested account balance does not exceed $1,000, the trustee will generally distribute your benefits to you as soon as administratively practicable following your termination of employment.

        Nonalienation of Benefits.    Except with respect to federal income tax withholding and as provided with respect to a qualified domestic relations order, benefits payable under the 401(k) Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the 401(k) Plan shall be void.

        Applicable federal tax law requires the 401(k) Plan to impose substantial restrictions on your right to withdraw amounts held under the plan before your termination of employment with Danversbank or its affiliates. Federal law may also impose an additional 10% tax on distributions from the 401(k) Plan before you attain 59 1/2 years of age, regardless of whether the withdrawal occurs during your employment with Danversbank or its affiliates or after your termination of employment.

Administration of the Plan

        Trustee.    The board of directors of Danversbank has appointed SBERA as trustee and named fiduciary of the 401(k) Plan for purposes of ERISA.

        The trustee receives, holds and invests the contributions to the 401(k) Plan in trust and distributes them to participants and beneficiaries in accordance with the terms of the plan and the directions of the plan administrator. The trustee is responsible for investment of the assets of the trust.

Reports to Plan Participants

        The plan administrator will furnish you a statement at least quarterly showing (i) the balance in your account as of the end of that period, (ii) the amount of contributions allocated to your account for that period, and (iii) the adjustments to your account to reflect earnings or losses (if any).

Plan Administrator

        Currently, the plan administrator of the 401(k) Plan is Thomas Forese, Jr., Savings Banks Employees Retirement Association, 4A Gill Street, Woburn, MA 01801, telephone number (781) 938-6559. The plan administrator is responsible for the administration of the 401(k) Plan, interpretation of the provisions of the plan, prescribing procedures for filing applications for benefits, preparation and distribution of information explaining the plan, maintenance of plan records, books of account and all other data necessary for the proper administration of the plan, and preparation and filing of all returns and reports relating to the plan which are required to be filed with the U.S. Department of Labor and the Internal Revenue Service, and for all disclosures required to be made to participants, beneficiaries and others under ERISA.

Amendment and Termination

        Danversbank intends to continue the 401(k) Plan indefinitely. Nevertheless, Danversbank may terminate the 401(k) Plan at any time. If Danversbank terminates the 401(k) Plan in whole or in part, then regardless of other provisions in the plan, all participants affected by such termination shall become fully vested in their accounts. Danversbank reserves the right to make, from time to time, any amendment or amendments to the 401(k) Plan which do not cause any part of the trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries; provided, however, that Danversbank may amend the plan as it determines necessary or desirable, with or without retroactive effect, to comply with ERISA or the Internal Revenue Code.

Merger, Consolidation or Transfer

        In the event of the merger or consolidation of the 401(k) Plan with another plan, or the transfer of the trust assets to another plan, the plan requires that you would (if either the plan or the other plan then terminated) receive a benefit immediately after the merger, consolidation or transfer which is equal to or greater than the benefit you would have been entitled to receive immediately before the merger, consolidation or transfer (if the plan had then terminated).

Federal Income Tax Consequences

        The following is only a brief summary of the material federal income tax aspects of the 401(k) Plan. You should not consider the following as a complete or definitive description of the material federal income tax consequences relating to the 401(k) Plan. Statutory provisions change, as do their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws. You are urged to consult your tax advisor with respect to any distribution from the 401(k) Plan and transactions involving the 401(k) Plan.

        As a "qualified retirement plan," the Code affords the 401(k) Plan special tax treatment, including:

(1)
The sponsoring employer is allowed an immediate tax deduction for the amount contributed to the plan each year;

(2)
participants pay no current income tax on amounts contributed by the employer on their behalf; and

(3)
earnings of the plan are tax-deferred, thereby permitting the tax-free accumulation of income and gains on investments.

        Danversbank will administer the 401(k) Plan to comply in operation with the requirements of the Internal Revenue Code as of the applicable effective date of any change in the law. If Danversbank receives an adverse determination letter regarding its tax exempt status from the Internal Revenue Service, all participants would generally recognize income equal to their vested interest in the plan, the participants would not be permitted to transfer amounts distributed from the 401(k) Plan to an Individual Retirement Account or to another qualified retirement plan, and Danversbank may be denied certain deductions taken with respect to the 401(k) Plan.

        Lump Sum Distribution.    A distribution from the 401(k) Plan to a participant or the beneficiary of a participant will qualify as a lump sum distribution if it is made within one taxable year, on account of the participant's death, disability or separation from service, or after the participant attains age 59 1/2; and consists of the balance credited to the participant under this plan. The portion of any lump sum distribution required to be included in your taxable income for federal income tax purposes consists of the entire amount of the lump sum distribution.

        Danvers Bancorp, Inc. Common Stock Included in Lump Sum Distribution.    If a lump sum distribution includes Danvers Bancorp, Inc. common stock, the distribution generally will be taxed in the manner described above, except that the total taxable amount will be reduced by the amount of any net unrealized appreciation with respect to Danvers Bancorp, Inc. common stock, that is, the excess of the value of Danvers Bancorp, Inc. common stock at the time of the distribution over its cost or other basis of the securities to the trust. The tax basis of Danvers Bancorp, Inc. common stock for purposes of computing gain or loss on its subsequent sale equals the value of Danvers Bancorp, Inc. common stock at the time of distribution, less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of Danvers Bancorp, Inc. common stock, to the extent of the amount of net unrealized appreciation at the time of distribution, will constitute long-term capital gain regardless of how long the Danvers Bancorp, Inc. common stock is held. Any gain on a subsequent sale or other taxable disposition of Danvers Bancorp, Inc. common stock in excess of the amount of net unrealized appreciation at the time of distribution will be considered either short-term or long-term capital gain, depending upon the length of the holding period of Danvers Bancorp, Inc. common stock after the date of distribution from the 401(k) Plan. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of the distribution.

        Distributions: Rollovers and Direct Transfers to Another Qualified Plan or to an IRA.    You may roll over virtually all distributions from the 401(k) Plan to another qualified retirement plan or to an individual retirement account.

        We have provided you with a brief description of the material federal income tax aspects of the 401(k) Plan which are of general application under the Internal Revenue Code. It is not intended to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the 401(k) Plan. Accordingly, you are urged to consult a tax advisor concerning the federal, state and local tax consequences of participating in and receiving distributions from the 401(k) Plan.

Additional Employee Retirement Income Security Act ("ERISA") Considerations

        As noted above, the 401(k) Plan is subject to certain provisions of ERISA, including special provisions relating to control over the 401(k) Plan's assets by participants and beneficiaries. The 401(k) Plan's feature that allows you to direct the investment of your account balances is intended to satisfy the requirements of section 404(c) of ERISA relating to control over plan assets by a participant or beneficiary. The effect of this is two-fold. First, you will not be deemed a "fiduciary" because of your exercise of investment discretion. Second, no person who otherwise is a fiduciary, such as Danversbank, the plan administrator, or the 401(k) Plan's trustee is liable under the fiduciary responsibility provision of ERISA for any loss which results from your exercise of control over the assets in your 401(k) Plan account.

        Because you will be entitled to invest a portion of your account balance in the 401(k) Plan in Danvers Bancorp, Inc. common stock, the regulations under ERISA section 404(c) require that the 401(k) Plan establish procedures that ensure the confidentiality of your decision to purchase, hold, or sell employer securities, except to the extent that disclosure of such information is necessary to comply with federal or state laws not preempted by ERISA. These regulations also require that your exercise of voting and similar rights with respect to the Danvers Bancorp, Inc. common stock be conducted in a way that ensures the confidentiality of your exercise of these rights.

Restrictions on Resale

        There are restrictions on resale of shares of Danvers Bancorp, Inc. common stock applicable to persons who may be "affiliates" of Danvers Bancorp, Inc., including any person receiving a distribution of shares of common stock under the 401(k) Plan who is an "affiliate" of Danvers Bancorp under Rules 144 and 405 under the Securities Act of 1933, as amended. An "affiliate" of Danvers Bancorp, Inc. is someone who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control, with Danvers Bancorp, Inc. Normally, a director, principal officer or major shareholder of a corporation may be deemed to be an "affiliate" of that corporation. A person who may be deemed an "affiliate" of Danvers Bancorp, Inc. at the time of a proposed resale will be permitted to make public resales of the common stock only under a "reoffer" prospectus or in accordance with the restrictions and conditions contained in Rule 144 under the Securities Act of 1933, as amended, or some other exemption from registration, and will not be permitted to use this prospectus in connection with any such resale. In general, the amount of the common stock which any such affiliate may publicly resell under Rule 144 in any three-month period may not exceed the greater of 1% of Danvers Bancorp, Inc. common stock then outstanding or the average weekly trading volume reported on the Nasdaq Global Market during the four calendar weeks before the sale. Such sales may be made only through brokers without solicitation and only at a time when Danvers Bancorp, Inc. is current in filing the reports required of it under the Securities Exchange Act of 1934, as amended.

        Any person who may be an "affiliate" of Danversbank may wish to consult with counsel before transferring any common stock they own. In addition, participants are advised to consult with counsel as to the applicability of Section 16 of the Securities Exchange Act of 1934, as amended, which may restrict the sale of Danvers Bancorp, Inc. common stock acquired under the plan, or other sales of Danvers Bancorp, Inc. common stock.

        Persons who are not deemed to be "affiliates" of Danvers Bancorp, Inc. at the time of resale will be free to resell any shares of Danvers Bancorp, Inc. common stock distributed to them under the Plan, either publicly or privately, without regard to the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, or compliance with the restrictions and conditions contained in the exemptive rules under federal law.

SEC Reporting and Short-Swing Profit Liability

        Section 16 of the Securities Exchange Act of 1934, as amended, imposes reporting and liability requirements on officers, directors and persons beneficially owning more than 10% of public companies such as Danvers Bancorp, Inc. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the filing of reports of beneficial ownership. Within ten days of becoming a person required to file reports under Section 16(a), a Form 3 reporting initial beneficial ownership must be filed with the Securities and Exchange Commission, or the SEC. Certain changes in beneficial ownership involving allocation or reallocation of assets held in your 401(k) Plan account must be reported periodically, either on a Form 4 within two days after a transaction, or annually on a Form 5 within 45 days after the close of a company's fiscal year.

        In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934, as amended, or Section 16(b), provides for the recovery by Danvers Bancorp, Inc. of profits realized by any officer, director or any person beneficially owning more than 10% of the common stock resulting from the purchase and sale or sale and purchase of the common stock within any six-month period.

        The SEC has adopted rules that exempt many transactions involving the Plan from the "short-swing" profit recovery provisions of Section 16(b). The exemptions are available if an election to transfer into the Danvers Bancorp, Inc. Stock Fund is at least six months and a day after an election to transfer out of the Danvers Bancorp, Inc. Stock Fund, and vice versa.

        Except for distributions of the common stock due to death, disability, retirement, termination of employment or under a qualified domestic relations order, persons who are governed by Section 16(b) may, under limited circumstances involving the purchase of common stock within six months of the distribution, be required to hold shares of the common stock distributed from the 401(k) Plan for six months following the distribution date.

LEGAL OPINION

        The validity of the issuance of the common stock will be passed upon by Goodwin Procter LLP, Boston, Massachusetts. Goodwin Procter LLP has acted as special counsel for Danvers Bancorp, Inc. in connection with the mutual to stock conversion of the MHC and the related Danvers Bancorp, Inc. initial public offering.

Danversbank
401(k) Plan
Stock Purchase Form
(For use only during the Danvers Bancorp, Inc. Stock Offering)

Name of Plan Participant:

Social Security Number:

        1.    Instructions.  In connection with the proposed Danvers Bancorp, Inc. initial public offering, participants in the Danversbank 401(k) Plan may invest up to 50% of their 401(k) Plan account balances into a new fund: the Danvers Bancorp, Inc. Stock Fund (the "Employer Stock Fund"). The dollar amount transferred at the direction of each Participant into the Employer Stock Fund will be used to purchase shares of Danvers Bancorp, Inc. common stock (the "Common Stock") at $10.00 per share. All 401(k) Plan participants should review the prospectus and prospectus supplement before making any decisions to use their retirement funds to invest in Danvers Bancorp, Inc. common stock.

        To direct the transfer of all or a part of your 401(k) Plan funds to the Employer Stock Fund, you must complete and submit this form to Paula Mason in the Human Resources Department by 4:00 p.m., Massachusetts time, on December 6, 2007. Human Resources will retain a copy of this form and return a copy to you for your records. If you need any assistance in completing this form, please contact Paula Mason in the Human Resources Department. If you do not complete and return this form to Paula Mason in the Human Resources Department by 4:00 p.m., Massachusetts time, on December 6, 2007, the funds credited to your accounts under the 401(k) Plan will continue to be invested in accordance with your prior investment direction, or in accordance with the terms of the 401(k) Plan if no investment direction has been provided. If there is not enough Common Stock in the offering to fill all subscriptions, the Common Stock will be apportioned and you may not be able to purchase any or all of the Common Stock you requested. In such case, the 401(k) Plan trustee will return the amount not invested in Common Stock to the Money Market Fund in the 401(k) Plan. After the closing of the offering, you can transfer your funds that were deposited into the Money Market Fund into any other investment vehicle offered through the 401(k) Plan, including the Danvers Bancorp, Inc. Stock Fund, subject to the terms of the 401(k) Plan.

        IF YOU DO NOT WISH TO PARTICIPATE IN THE OFFERING, PLEASE CHECK BOX 5 BELOW AND RETURN THIS FORM.

        Investing in common stock entails some risks, and we encourage you to discuss this investment decision with your spouse and investment advisor. The 401(k) Plan trustee and the Plan Administrator are not authorized to make any representations about this investment other than what appears in the prospectus and the prospectus supplement, and you should not rely on any information other than what is contained in the prospectus and the prospectus supplement. For a discussion of certain factors that should be considered by each 401(k) Plan participant as to an investment in the common stock, see "Risk Factors" beginning on page 16 of the prospectus. Any shares purchased pursuant to your election will be subject to the conditions or restrictions otherwise applicable to common stock, as discussed in the prospectus and the prospectus supplement.

        2.    Purchaser Information.  Your ability to purchase Common Stock and to direct your 401(k) Plan funds into the Danvers Bancorp, Inc. Stock Fund is based upon your purchase priority. Please indicate the EARLIEST date that applies to you in categories 1 through 3 OR if you are not eligible for categories 1 through 3, check box 4.

☐	1.	Check this box if you are a depositor who had accounts at Danversbank with aggregate balances of at least $50 as of the close of business on February 28, 2006.

☐	2.	Check this box if you are a depositor who had accounts at Danversbank with aggregate balances of at least $50 as of the close of business on March 31, 2007.
☐	3.	Check this box if you are a Danversbank employee or officer who does not have a higher priority right.
☐	4.
		Check this box if you are not eligible for purchase priorities 1-3. In the event that all shares of common stock are not sold in the subscription offering and Danvers Bancorp, Inc. elects to offer shares of Common Stock for sale to the general public in a "direct community offering" you may be able to satisfy your investment request in the direct community offering. Natural persons who are residents of the Massachusetts Cities of Andover, Beverly, Boston, Boxford, Burlington, Chelsea, Danvers, Hamilton, Ipswich, Lynnfield, Malden, Middleton, Newbury, Newburyport, North Andover, North Reading, Peabody, Reading, Revere, Rowley, Salem, Saugus, Topsfield, Wakefield, Wenham, Wilmington and Woburn will have the first preference to purchase shares in the direct community offering.
☐	5.	Check this box if you do not wish to make an election to purchase common stock in the offering through your 401(k) Plan account.

        3.    Investment Directions.  I hereby authorize the Plan Administrator to invest $                        or             % of my account balance in the 401(k) Plan into the Danvers Bancorp, Inc. Stock Fund. I understand that the trustee will deduct proportionally from all my investments in the 401(k) Plan in order to accommodate my request. I understand my election is irrevocable. I also understand that the purchase price for the shares of Common Stock in the offering is $10.00 per share, therefore the dollar amount I elect to be invested in the Employer Stock Fund must be divisible by 10.

        If there are insufficient funds in my 401(k) Plan account to execute my investment directions, I understand that the trustee will use the funds that are available and divisible by 10 to execute that portion of my investment directions that can be satisfied.

        4.    Important Considerations.  Please note that your election to invest all or a portion of your account in the Danvers Bancorp, Inc. Stock Fund will be IRREVOCABLE. As you know, you are permitted to change your investment election among the various investment funds in the Plan on a daily basis. However, you will not be permitted to change your investment election with respect to that portion of your account that you indicated above to be invested in the Danvers Bancorp, Inc. Stock Fund. After this form has been submitted and processed, the amount transferred in accordance with your election in Section 3 above will be placed in the Danvers Bancorp, Inc. Stock Fund. You will not have access to the amounts from your account placed in the Danvers Bancorp, Inc. Stock Fund until after the conclusion of the offering. Following the conclusion of the offering, you will be permitted to change your investment elections, including in the Danvers Bancorp, Inc. Stock Fund. If some or all of the amount that you direct to be invested in the Danvers Bancorp, Inc. Stock Fund cannot be used to purchase stock in the offering because the offering is oversubscribed, the unused funds will be transferred to a money market account within the 401(k) Plan and you will have the opportunity to re-allocate the unused funds among the other funds in the Plan.

        5.    Acknowledgment of Participant.  I understand that this Stock Purchase Form shall be subject to all of the terms and conditions of the 401(k) Plan. I acknowledge that I have received a copy of the Prospectus Supplement and the accompanying Prospectus. I understand that by signing this Stock Purchase Form, I am not waiving any rights under the federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

Signature of Participant	Date

Minimum Purchase in the Offering	25 Shares
Maximum Purchase in the Offering	20,000 Shares

Acknowledgment of Receipt by Human Resources. This Stock Purchase Form was received by the Human Resources Department and will become effective on the date noted below.

By:	Date

        THE PARTICIPATION INTERESTS REPRESENTED BY THE COMMON STOCK OFFERED HEREBY ARE NOT DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY AND ARE NOT GUARANTEED BY DANVERS BANCORP, INC. OR DANVERSBANK. THE COMMON STOCK IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL INVESTED.

        Applicable federal tax law requires the 401(k) Plan to impose substantial restrictions on your right to withdraw amounts held under the Plan before your termination of employment with Danversbank or its affiliates. Federal law may also impose an excise tax on withdrawals from the 401(k) Plan before you attain 59 1/2 years of age, regardless of whether the withdrawal occurs during your employment with Danversbank or its affiliates or after your termination of employment.

QuickLinks

TABLE OF CONTENTS
THE OFFERING
DESCRIPTION OF THE 401(k) PLAN
LEGAL OPINION